Exhibit 3.60

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Specialty Servicing Solutions, LLC

A Reverse Mortgage Solutions, LLC Single Member-Managed Limited Liability Company

ARTICLE I

Company Formation

1.1	FORMATION. The Member hereby does form a Limited Liability Company (“Company”) subject to the provisions of the Limited Liability Company Act as currently in effect as of this date. Articles of Organization shall be filed with the Secretary of State.

1.2	NAME. The name of the Company shall be: Specialty Servicing Solutions, LLC.

1.3	REGISTERED AGENT. The name and location of the registered agent of the Company shall be:

Registered Agent Solutions, Inc.

1679 S. DuPont Hwy, Suite 100

City of Dover, County of Kent

DE 19901

1.4	TERM. The Company shall continue for a perpetual period unless,

(a) The Member votes for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Member; or

(c) Any other event causing dissolution of this Limited Liability Company under the laws of the State of Texas.

1.5	CONTINUANCE OF COMPANY. Notwithstanding the provisions of ARTICLE 1.4, in the event of an occurrence described in ARTICLE 1.4(c), if there is at least one remaining Member, said remaining Member shall have the right to continue the business of the Company. Such right can be exercised by the written vote of the remaining Member within ninety (90) days after the occurrence of an event described in ARTICLE 1.4(c). If not so exercised, the right of the Member to continue the business of the Company may expire if that member desires.

1.6	BUSINESS PURPOSE. The purpose of the Company is: The loan servicing of forward mortgages, default administration, collection for various investors and GSE’s.

1.7	PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the Company shall be:

2727 Spring Creek Drive, Spring, Texas 77373

The principal place of business may be changed to a location the Member may select. The Member may also choose to store company documents at any address the Member chooses.

1.8	MEMBER. The name and place of residence of the member are contained in Exhibit 1 attached to this Agreement.

1.9	ADMISSION OF ADDITIONAL MEMBERS. Except as otherwise expressly provided in the Agreement, additional members may be admitted to the Company through issuance by the company of a new interest in the Company or a sale of current a percent of current Member’s interest.

ARTICLE II

Capital Contributions

2.1	INITIAL CONTRIBUTIONS. The Member shall not be obligated to make a contribution to the capital of the Company in connection with the execution of this Agreement. The Member may make one (1) or more contributions to the capital of the Company at such times and in such amounts as are determined by the Member.

ARTICLE III

Profits, Losses and Distributions

3.1	PROFITS/LOSSES. For financial accounting and tax purposes the Company’s net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member’s relative capital interest in the Company as set forth in Exhibit 2 as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2	DISTRIBUTIONS. The Member shall determine and distribute available funds annually or at more frequent intervals as the Member sees fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Member, Distributions in liquidation of the Company or in liquidation of a Member’s interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

3.3	C CORPORATION ELECTION. The Member may elect to be treated as a C corporation at any time to keep the profits of the LLC at the company level and not be forced to distribute profits to the Member.

ARTICLE IV

Management

4.1	MANAGEMENT OF THE BUSINESS. The management of the business is invested in the Member.

4.2	MEMBER. The liability of the Member shall be limited as provided pursuant to applicable law. The Member is in control, management, direction, and operation of the Company’s affairs and shall have powers to bind the Company with any legally binding agreement, including setting up and operating a LLC company bank account.

4.3	POWERS OF THE MEMBER. The Member is authorized on the Company’s behalf to make all decisions in accordance with ARTICLE 4.2 as to (a) the sale, development lease or other disposition of the Company’s assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company’s assets; (d) the borrowing of money and the granting of security interests in the Company’s assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company’s assets; (f) the compromise or release of any of the Company’s claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company’s business. In the exercise of its management powers, the Member is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company’s assets; (b) all checks, drafts and other orders for the payment of the Company’s funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company’s affairs, whether like or unlike the foregoing.

4.7	NOMINEE. Title to the Company’s assets shall be held in the Company’s name or in the name of any nominee that the Member may designate. The Member shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.8	COMPANY INFORMATION. Upon request, the Managing Member shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Managing Member’s possession regarding the Company or its activities.

4.9	EXCULPATION. Any act or omission of the Member, the effect of which may cause or result in loss or damage to the Company or the Member if done in good faith to promote the best interests of the Company, shall not subject the Member to any liability to the Member.

4.10	INDEMNIFICATION. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Member acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of “no lo Contendere” or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he/she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.11	RECORDS. The Member shall cause the Company to keep at its principal place of business or other location the following:

(a) A copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(b) Copies of the Company’s federal, state and local income tax returns and reports, if any, for the three most recent years;

(c) Copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE V

Compensation

5.1	MEMBER MANAGEMENT FEE. Any Member rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

5.2	REIMBURSEMENT. The Company shall reimburse the Member for all direct out-of-pocket expenses incurred by the Member in managing the Company.

ARTICLE VI

Bookkeeping

6.1	BOOKS. The Member shall maintain complete and accurate books of account of the Company’s affairs at the Company’s principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Member shall select. The company’s accounting period shall be the calendar year.

6.2	MEMBER ACCOUNTS. The Member shall maintain separate capital and distribution accounts for each member. Each member’s capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) Any additional capital contribution made by him/her;

(b) Credit balances transferred from his distribution account to his capital account; and decreased by:

(a) Distributions to him/her in reduction of Company capital;

(b) The Member’s share of Company losses if charged to his/her capital account.

6.3	REPORTS. The Member shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member’s distributive share of income and expense for income tax reporting purposes.

ARTICLE VII

Transfers

7.1	ASSIGNMENT. According to the appropriate Court, should the Member have a creditor with a judgment that was issued an assignment of the membership interest, the creditor shall only obtain an assignment of the membership interest, not the actual transfer of Membership in the LLC. The new assignee does not have any rights of the Member or have the ability to be involved in management of the LLC or the right to dissolve the LLC. The new assignee is only granted rights of the distributions of the Member’s interests, if the Member decides to distribute at all, not the rights of membership. The assignee must release the Member’s interests back to Member upon payment of the judgment in accordance with the appropriate Court.

ARTICLE VIII

Dissolution

8.1	DISSOLUTION. The Member may dissolve the LLC at any time. The Member may NOT dissolve the LLC for a loss of membership interests. Upon dissolution the LLC must pay its debts first before distributing cash, assets, and/or initial capital to the Member or the Members interests. The dissolution may only be ordered by the Member, not by the owner of the Members interests.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective Date by and among the Company and the person executing this Agreement as Member. It is the Member’s express intention to create a limited liability company in accordance with applicable law, as currently written or subsequently amended or redrafted.

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member, the agreement consisting of nine (9) pages, constitutes, together with Exhibit 1, and the Operating Agreement of Specialty Servicing Solutions, LLC, adopted by the member as of August 18, 2009.

Member: REVERSE MORTGAGE SOLUTIONS, LLC

H. Marc Helm Managing Member

Percent: 100%

EXHIBIT 1

LISTING OF MEMBER

As of the 18th day of August, 2009 the following is a list of Members of the Company:

Name: Reverse Mortgage Solutions, Inc.     Percent 100%

Address: 2727 Spring Creek Drive, Spring Texas 77373